Exhibit 99.2

James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

2 August 2007	Level 3, 22 Pitt Street
Sydney NSW 2000 Australia

Telephone (02) 8274 5305
Fax (02) 8274 5218

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street	GPO Box 3935
SYDNEY NSW 2000	Sydney NSW 2001 Australia

Dear Sir/Madam
James Hardie will conduct a management briefing on its 1st Quarter FY08 Results on Wednesday, 15 August 2007.
A physical briefing for analyst/investors and media will be held at the Museum of Sydney, Corner of Bridge and Phillip Street, Sydney at 9.30am. For those who are unable to attend the physical briefing a teleconference and video webcast will be available. Details are:

Local:	02 8113 1402

International:	+61 2 8113 1402
Confirmation code for the teleconference is: 9507190

URL:	http://www.ir.jameshardie.com.au/jh/results_fy_2008/webcast_q1_fy08.jsp
Yours faithfully

Steve Ashe

Vice-President, Investor Relations